RECEIVED

2008 JUN -5 P 1:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, June 2nd, 2008

08003068

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the Company's Shareholders Meeting held on March 26th, 2008, increased the capital of the Company in the amount of S/. 79'807,574.00. The new capital of the Company is the amount of S/. 415'556,728.40, composed by 377,778,844 shares of S/. 1.10 nominal value. This decision was reached by and legally formalized through a Public Deed dated April 8th. 2008, issued by the Public Notary of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the above mentioned Public Deed.

The Registration Date for the new shares to be issued will be June 19th, 2008 delivering these shares to the shareholders on June 30, 2008. The percentage of new shares will be 23.7776647%

Faithfully yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

dw 6/6

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

EBNº 7743837

RECEIVED

2009 JUL -7 P [illegible] CATORCE MIL CIENTO TREINTISIETE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COLEGIO DE NOTARIOS DE LIMA NIHIL PRIUS FIDE

INSTRUMENTO NUMERO 1573

KARDEX NUMERO : **81009**

Fjs. 14,137

MODIFICACION PARCIAL DE ESTATUTOS Y NOMBRAMIENTO DE DIRECTORIO

Que otorga

FERREYROS S.A.A.

INTRODUCCION.- EN LA CIUDAD DE LIMA, A LOS **OCHO (08)** DIAS DEL MES DE **ABRIL** DEL AÑO DOS MIL OCHO **(2008)**, ANTE MI: **JORGE EDUARDO ORIHUELA IBERICO**, NOTARIO DE LIMA, COMPARECE:================

DOÑA **MARIELA GARCIA FIGARI DE FABBRI**.=====================

DE NACIONALIDAD : PERUANA.================================

CON DOCUMENTO NACIONAL DE IDENTIDAD No. : 07834536.=============

QUE DECLARA:===

SER DE ESTADO CIVIL : CASADA.================================

SER DE PROFESION U OCUPACION : ECONOMISTA.======================

QUIEN PROCEDE EN NOMBRE Y REPRESENTACION DE: **FERREYROS S.A.A.**, CON R.U.C. No. 20100027292, FACULTADA SEGUN CONSTA DEL COMPROBANTE QUE SE INSERTA.===

LA COMPARECIENTE ES MAYOR DE EDAD, CON DOMINIO DEL IDIOMA CASTELLANO, A QUIEN IDENTIFICO, ACTUA CON CAPACIDAD, LIBERTAD Y CONOCIMIENTO CON QUE SE OBLIGA DE LO QUE DOY FE Y ME ENTREGA LA SIGUIENTE MINUTA PARA QUE ELEVE A ESCRITURA PUBLICA LA QUE ARCHIVO EN SU LEGAJO CORRESPONDIENTE BAJO EL NUMERO DE ORDEN RESPECTIVO Y CUYO TENOR LITERAL ES EL SIGUIENTE:============================

1318

M I N U T A

SEÑOR NOTARIO DR. JORGE EDUARDO ORIHUELA IBERICO:

SIRVASE EXTENDER EN SU REGISTRO DE ESCRITURAS PUBLICAS, UNA EN LA QUE CONSTE LA **MODIFICACION PARCIAL DE ESTATUTOS Y NOMBRAMIENTO DE DIRECTORIO**, QUE OTORGA **FERREYROS S.A.A.**, CON DOMICILIO EN EL JR. CRISTOBAL DE PERALTA NORTE NRO. 820, DISTRITO DE SANTIAGO DE SURCO, DEBIDAMENTE REPRESENTADA POR LA SRA. MARIELA GARCIA FIGARI DE FABBRI, IDENTIFICADA CON D.N.I. No. 07834536, SEGUN FACULTADES OTORGADAS EN LA SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 26 DE MARZO DE 2008; EN LOS TERMINOS Y CONDICIONES SIGUIENTES:

CLAUSULA PRIMERA:

LA SOCIEDAD SE ENCUENTRA INSCRITA EN LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.

CLAUSULA SEGUNDA:

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 28 DE MARZO DE 2007 Y POSTERIOR ESCRITURA PUBLICA DE FECHA 12 DE JULIO DE 2007, EXTENDIDA POR USTED SEÑOR NOTARIO, SE ACORDO AUMENTAR EL CAPITAL SOCIAL A LA SUMA DE S/. 335'749,154.40 (TRESCIENTOS TREINTA Y CINCO MILLONES SETECIENTOS CUARENTA Y NUEVE MIL CIENTO CINCUENTA Y CUATRO Y 40/100 NUEVOS SOLES), HABIENDOSE INSCRITO DICHO AUMENTO DE CAPITAL Y LA CONSECUENTE MODIFICACION DEL ARTICULO QUINTO DE LOS ESTATUTOS EN EL ASIENTO B00011 DE LA PARTIDA ELECTRONICA NRO. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.

CLAUSULA TERCERA:

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 26 DE MARZO DE 2008, SE ADOPTARON LOS SIGUIENTES ACUERDOS:

3.1 **AUMENTO DE CAPITAL Y MODIFICACION DEL ARTICULO QUINTO DEL ESTATUTO SOCIAL.**

SE ACORDO AUMENTAR EL CAPITAL SOCIAL EN LA SUMA DE S/.

AV. CAMINO REAL N° 111 - 2DO. PISO - SAN ISIDRO - LIMA - PERÚ

79'807,574.00 (SETENTA Y NUEVE MILLONES OCHOCIENTOS SIETE MIL QUINIENTOS SETENTA Y CUATRO Y 00/100 NUEVOS SOLES), COMO CONSECUENCIA DE LA CAPITALIZACION DE LAS UTILIDADES DE LIBRE DISPOSICION POR S/. 74'055,595.06 (SETENTA Y CUATRO MILLONES CINCUENTA Y CINCO MIL QUINIENTOS NOVENTA Y CINCO Y 06/100 NUEVOS SOLES) Y DE LA CAPITALIZACION PARCIAL DEL EXCEDENTE DE REVALUACION POR LA SUMA DE S/. 5'751,978.94 (CINCO MILLONES SETECIENTOS CINCUENTA Y UN MIL NOVECIENTOS SETENTA Y OCHO Y 94/100 NUEVOS SOLES), OBTENIENDOSE COMO RESULTADO FINAL EL AUMENTO DEL CAPITAL SOCIAL A LA SUMA DE S/. 415'556,728.40 (CUATROCIENTOS QUINCE MILLONES QUINIENTOS CINCUENTA Y SEIS MIL SETECIENTOS VEINTIOCHO Y 40/100 NUEVOS SOLES), CON UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) POR ACCION, TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.==
POR EL PRESENTE DOCUMENTO SE FORMALIZA DICHO AUMENTO DE CAPITAL, ESTABLECIENDOSE QUE EL ARTICULO QUINTO DE LOS ESTATUTOS DE LA SOCIEDAD TENDRA EN ADELANTE EL SIGUIENTE TENOR:==================
"ARTICULO 5°.- EL CAPITAL DE LA SOCIEDAD ES DE S/. 415'556,728.40 (CUATROCIENTOS QUINCE MILLONES QUINIENTOS CINCUENTA Y SEIS MIL SETECIENTOS VEINTIOCHO Y 40/100 NUEVOS SOLES), DIVIDIDO EN 377'778,844 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS." =======================

3.2. NOMBRAMIENTO DEL DIRECTORIO PARA EL PERIODO 2008-2011.========

SE ACORDO FIJAR EN OCHO (8) EL NUMERO DE DIRECTORES QUE CONFORMARAN EL DIRECTORIO DE LA SOCIEDAD PARA EL PERIODO 2008-2011, REELIGIENDOSE A LOS MISMOS DIRECTORES QUE SE ENCUENTRAN ACTUALMENTE EN FUNCIONES, CUYOS NOMBRES Y DOCUMENTOS DE IDENTIDAD SE MENCIONAN A CONTINUACION:=====================================

1. HERNAN FRANCISCO BARRETO BOGGIO, IDENTIFICADO CON D.N.I. No. 10273946.===

2. ALDO RENATO DEFILIPPI TRAVERSO, IDENTIFICADO CON D.N.I. No. 10613167.===

3. OSCAR GUILLERMO ESPINOSA BEDOYA, IDENTIFICADO CON D.N.I. No. 07277264.===
4. CARLOS FERREYROS ASPILLAGA, IDENTIFICADO CON D.N.I. No. 07272496.===
5. EDUARDO MONTERO ARAMBURU, IDENTIFICADO CON D.N.I. No. 08191212.
6. JUAN MANUEL PEÑA ROCA, IDENTIFICADO CON D.N.I. No. 08237290.===
7. JUAN MANUEL PRADO BUSTAMANTE, IDENTIFICADO CON D.N.I. No. 08271372.===
8. ANDREAS VON WEDEMEYER KNIGGE, IDENTIFICADO CON D.N.I. No. 29232553.===

SEÑOR NOTARIO, SIRVASE USTED ELEVAR A ESCRITURA PUBLICA LA PRESENTE MINUTA EFECTUANDO LOS INSERTOS CORRESPONDIENTES, Y CURSAR EL PARTE NOTARIAL PARA SU DEBIDA INSCRIPCION EN EL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===========

LIMA, 02 DE ABRIL DE 2008.===

(FIRMADO): MARIELA GARCIA FIGARI DE FABBRI - (FERREYROS S.A.A.).==

AUTORIZA LA PRESENTE MINUTA EL DR EDUARDO RAMIREZ DEL VILLAR LOPEZ DE ROMAÑA - ABOGADO - CON REGISTRO DEL COLEGIO DE ABOGADOS DE LIMA Nº 13516.===

========================== **INSERTO: COMPROBANTE** ====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

---------------------**C E R T I F I C O:**---------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **ACTAS DE JUNTAS GENERALES DE ACCIONISTAS No. 8,** PERTENECIENTE A: **FERREYROS S.A.A.,** LEGALIZADO POR ANTE MI, CON FECHA OCHO DE MARZO DEL AÑO DOS MIL SEIS, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 74,118, Y HE CONSTATADO QUE DE FOJAS 130 A FOJAS 229 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DE FECHA VEINTISEIS DE MARZO DEL AÑO DOS MIL OCHO, CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL SIGUIENTE:===

====== **ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** ======

========================== **26 DE MARZO DE 2008** ====================

EN LIMA, A LOS VEINTISEIS DIAS DEL MES DE MARZO DE 2008 Y DE ACUERDO A LAS CONVOCATORIAS EFECTUADAS EN LOS DIARIOS EL COMERCIO Y EL PERUANO DEL DIA 1 DE MARZO DE 2008, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN JR. CRISTOBAL DE PERALTA NORTE 820, DISTRITO DE SURCO, A HORAS 11.00 AM. BAJO LA PRESIDENCIA DEL SEÑOR CARLOS FERREYROS ASPILLAGA (PRESIDENTE DEL DIRECTORIO) Y ACTUANDO COMO SECRETARIO EL ING. OSCAR GUILLERMO ESPINOSA BEDOYA (DIRECTOR GERENTE GENERAL), LOS ACCIONISTAS QUE A CONTINUACION SE INDICA:===

LOS SEÑORES AFP HORIZONTE S.A., CON DOMICILIO EN REPUBLICA DE PANAMA 3055 PISO 5, SAN ISIDRO, OTORGAN PODER AL SEÑOR DIEGO ICAZA PEDRAZ IDENTIFICADO CON DNI 40959539 PARA QUE REPRESENTE A LOS FONDOS DE PENSIONES QUE GESTIONA AFP HORIZONTE S.A.===============

35,903,605 ACCIONES SEGUN CARTA PODER N° 1 =========================

LOS SEÑORES AFP INTEGRA S.A., CON DOMICILIO EN CANAVAL Y MOREYRA N° 522, SAN ISIDRO, OTORGAN PODER AL SEÑOR GONZALO DE LAS CASAS DIEZ CANSECO CON DNI N° 09387917 PARA QUE REPRESENTE A LOS FONDOS DE PENSIONES QUE GESTIONA AFP INTEGRA.==============================

36,068,605 ACCIONES SEGUN CARTAS PODER N° 2, 3 Y 4.============

LOS SEÑORES PRIMA AFP, CON DOMICILIO EN CALLE CHINCHON 980, SAN ISIDRO, OTORGAN PODER AL SEÑOR DORIAN GARAY IDENTIFICADO CON DNI 10221154, PARA QUE REPRESENTE A LOS FONDOS ADMINISTRADOS POR PRIMA AFP.==

36,626,746 ACCIONES SEGUN CARTA PODER N° 139.======================

LOS SEÑORES AFP PROFUTURO, CON DOMICILIO EN ANDRES REYES 489, SAN ISIDRO, OTORGAN PODER AL SR. EDUARDO HERRERA VASQUEZ, PARA QUE REPRESENTE A PR-FONDO 1, PR-FONDO 2 Y PR-FONDO 3.=================

25,821,342 ACCIONES SEGUN CARTA PODER N° 15.=======================

EL SEÑOR JUAN MANUEL PEÑA ROCA, CON DOMICILIO EN FRANCISCO MASIAS

Nº 370 PISO 10, SAN ISIDRO, REPRESENTA:========================
870,642 SUS PROPIAS ACCIONES.===============================
28,436,410 ACCIONES DE LOS SEÑORES LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A., CARTA PODER Nº 7.========================
358,574 ACCIONES DE LOS SEÑORES LA POSITIVA SEGUROS Y REASEGUROS S.A., CARTA PODER Nº8.================================
1,878,216 ACCIONES DE LOS SEÑORES TRANSACCIONES FINANCIERAS S.A., CARTA PODER Nº 9.=====================================

LOS SEÑORES HORTENSIA S.A., CON DOMICILIO EN LOS ROSALES Nº 460, PISO 15, SAN ISIDRO, REPRESENTADOS POR EL SR. RAUL ORTIZ DE ZEVALLOS FERRAND.===
9,147,893 ACCIONES SEGUN CARTA PODER Nº 10.==================

EL SEÑOR EDUARDO MONTERO ARAMBURU, CON DOMICILIO EN REPUBLICA DE PANAMA Nº 3531 OFC. 1002, SAN ISIDRO, REPRESENTA:==============
13,666,774 SUS PROPIAS ACCIONES.=============================
2,251,030 ACCIONES DE LA SRA. BLANCA ARAMBURU DE MONTERO, CARTA PODER Nº 11.===
1,212 ACCIONES DEL SEÑOR IGNACIO MONTERO DASSO, CARTA PODER Nº 12.
1,350,000 ACCIONES DE LOS SEÑORES ATLANTIC SECURITY BANK, CARTA PODER Nº 13.===

EL SEÑOR ANDRES VON WEDEMEYER, CON DOMICILIO EN LOS CASTAÑOS Nº 462, SAN ISIDRO, REPRESENTA:=================================
187,845 SUS PROPIAS ACCIONES.================================
11,381,735 ACCIONES DE LOS SEÑORES CORPORACION CERVESUR S.A.A., CARTA PODER Nº 14.=======================================
1,118,052 ACCIONES DE LOS SEÑORES ESTUDIO DE ASESORIA LATINOAMERICANA S.A., CARTA PODER Nº 21.======================
1,619,829 ACCIONES DE LA FUNDACION MANUEL J. BUSTAMANTE, CARTA PODER Nº 22.===
655,141 ACCIONES DEL SR. MANUEL JOSE MARCOS BUSTAMANTE LETTS,

CARTA PODER N° 23.===

65,110 ACCIONES DE LA SEÑORITA ELSA MARIA BUSTAMANTE LETTS, CARTA PODER N° 24.===

6,796,203 ACCIONES DE LOS SEÑORES BUSLETT S.A., CARTA PODER N° 25.

13,128,914 ACCIONES DE LOS SEÑORES DUCKTOWN HOLDINGS S.A., CARTA PODER N° 26.===

607,342 ACCIONES DEL SEÑOR ALFONSO LOPEZ DE ROMAÑA DALMAU, CARTA PODER N° 27.===

EL SEÑOR JOSE G. TAGLE REZZA, CON DOMICILIO EN A. MIRO QUESADA N° 250 DPTO. 2402, SAN ISIDRO, REPRESENTA:==========================

75,447 SUS PROPIAS ACCIONES.====================================

133,892 ACCIONES DE LA SEÑORA CARMELA TEJADA DE TAGLE, CARTA PODER N° 17.===

54,151 ACCIONES DE LA SEÑORA CARMEN MARIA TAGLE TEJADA, CARTA PODER N° 18.===

5,074 ACCIONES DEL SEÑOR LUIS DIAZ GOMEZ, CARTA PODER N° 19.======

EL SEÑOR LUIS MOREYRA FERREYROS, CON DOMICILIO EN ALFREDO SALAZAR N° 653, 5° PISO, SAN ISIDRO, REPRESENTA:=============================

18,859 SUS PROPIAS ACCIONES.====================================

1,430,298 ACCIONES DE LA SRA. MARIA DEL CARMEN BARRIOS GARCIA DE MULANOVICH, CARTA PODER N° 28.==================================

1,102,729 ACCIONES DE LA SRA. ROSARIO BARRIOS GARCIA DE URRUTIA, CARTA PODER N° 29.===

821 ACCIONES DEL SR. GUSTAVO URRUTIA BARRIOS, CARTA PODER N° 30.==

821 ACCIONES DE LA SRTA. ANDREA URRUTIA BARRIOS, CARTA PODER N°31.

428,625 ACCIONES DE LA SRA. ANGELICA MOREYRA DE GARCIA CALDERON, CARTA PODER N° 32.===

39,540 ACCIONES DEL SR. PABLO MOREYRA LOREDO, CARTA PODER N° 33.==

16,814 ACCIONES DEL SR. AURELIO ENRIQUE PALACIOS MOREYRA, CARTA PODER N° 34.===

86,553 ACCIONES DE LA SRA. MERCEDES PALACIOS MOREYRA, CARTA PODER

N° 35.===

126,901 ACCIONES DE LA SRA. MARIA AMELIA PALACIOS MOREYRA, CARTA PODER N° 36.===

25,228 ACCIONES DE LA SRA. INES MARIA MOREYRA FERREYROS, CARTA PODER N° 37.===

31,455 ACCIONES DE LA SRA. CECILIA MOREYRA DE MASIAS, CARTA PODER N° 38.===

335,058 ACCIONES DE LA SRA. MARIA TERESA MOREYRA FERREYROS VDA. DE GALLAGHER, CARTA PODER N° 39.=============================

69,880 ACCIONES DEL SR. LUIS CARLOS JAIME, MOREYRA ORBEGOSO, CARTA PODER N° 40.===

292,744 ACCIONES DE LA SRA. YOLANDA FERREYROS DE WILLIAMS, CARTA PODER N° 41.===

130 ACCIONES DEL SR. GUILLERMO JOSE FERREYROS MONCALEANO, CARTA PODER N° 42.===

139,894 ACCIONES DEL SR FRANCISCO MOREYRA GARCIA, CARTA PODER N°43

139,897 ACCIONES DE LA SRA. LEONOR MOREYRA DE MARIATEGUI, CARTA PODER N° 44.===

26,669 ACCIONES DE LA SRA. ARACELI MUJICA DE MOREYRA, CARTA PODER N° 45.===

156 ACCIONES DEL SR. JUAN MOREYRA FERREYROS, CARTA PODER N° 46.===

259,770 ACCIONES DE LA SRA. MARIA SOUSA MOREYRA, CARTA PODER N° 47

69,880 ACCIONES DE LA SRTA. LUCIA MOREYRA ORBEGOSO, CARTA PODER N°48.===

9,905 ACCIONES DE LA SRA. MARIA ISABEL ROSA MOREYRA ORBEGOSO, CARTA PODER N° 49.===

EL SEÑOR ALFONSO MONTERO DASSO, CON DOMICILIO EN MALECON VARGAS LLOSA N° 360 BARRANCO, REPRESENTA:==========================

8,000 SUS PROPIAS ACCIONES.=====================================

EL SEÑOR JOSE ANTONIO PALACIOS VASQUEZ DE VELASCO, CON DOMICILIO EN JUAN DE ALIAGA N° 207, MAGDALENA, REPRESENTA:==================

123,117 SUS PROPIAS ACCIONES.==

EL SEÑOR BELTRAN NICANOR HURTADO DE MENDOZA, CON DOMICILIO EN JOSE SANTOS CHOCANO 317, URB. SAN JOAQUIN, BELLAVISTA, REPRESENTA:=====
1,654 SUS PROPIAS ACCIONES.===

EL SEÑOR AUGUSTO KASTNER SALAZAR, CON DOMICILIO EN CARLOS ARRIETA 1050 SANTA BEATRIZ, LINCE, REPRESENTA:===========================
836 SUS PROPIAS ACCIONES.===

EL SEÑOR RAUL VASQUEZ ERQUICIO, CON DOMICILIO EN ENRIQUE CAMPOS 343 SURCO REPRESENTA:===
7,189 SUS PROPIAS ACCIONES.===
360 ACCIONES DEL SEÑOR JOSE LUIS LOYOLA VALDEZ, CARTA PODER Nº 20.

EL SEÑOR ISIDRO NUÑEZ RAMIREZ, CON DOMICILIO EN AV. LA CAPILLA CDRA. 3 HUERTA SANTA ROSA,RIMAC, REPRESENTA:=====================
228 SUS PROPIAS ACCIONES.===

EL SEÑOR ENRIQUE EDUARDO ODAR NEIRA, CON DOMICILIO EN GREGORIO MARAÑON 233, SAN BORJA, REPRESENTA:=============================
5,730 SUS PROPIAS ACCIONES.===

EL SEÑOR ENRIQUE HUACO PASTOR, CON DOMICILIO EN JR. FITZ CARRAL Nº 1485, URB. COVIDA, LOS OLIVOS, REPRESENTA:======================
248 SUS PROPIAS ACCIONES.===

EL SEÑOR PABLO FRANCISCO GIL GUERRERO, CON DOMICILIO EN AV. VELASCO ASTETE Nº 228 DPTO. 102, SAN BORJA, REPRESENTA:=============
2,200 SUS PROPIAS ACCIONES.===

LA SEÑORA IVONNE SILVIA PAREDES SOLARI, CON DOMICILIO EN ALCALA 443, LA CASTELLANA, SURCO, REPRESENTA:===========================

17,645 SUS PROPIAS ACCIONES.=======================================

EL SEÑOR CESAR HUGO VILLANUEVA GAMARRA, CON DOMICILIO EN URB. ENTEL PERU MZ T LOTE 11, SAN JUAN DE MIRAFLORES, REPRESENTA:======
2,100 SUS PROPIAS ACCIONES.===

EL SEÑOR SIMEON TADEO ESCOBAR SOTO, CON DOMICILIO EN JR. PIURA 940, COMAS, REPRESENTA:=====================================
1,461 SUS PROPIAS ACCIONES.===

EL SEÑOR ESTEBAN OCAMPO RUIZ, CON DOMICILIO EN BUGANVILIAS 123 DPTO. 404, MONTERRICO SUR, SURCO, REPRESENTA:=====================
14,130 SUS PROPIAS ACCIONES.==

LA SEÑORA ANDREA SANDOVAL SABERBEIN, CON DOMICILIO EN CALLE 1 N° 223 URB. LAS GARZAS MONTERRICO, SURCO, REPRESENTA:================
7,391 SUS PROPIAS ACCIONES.===
EL SEÑOR ITALO ARATA MALATESTA, CON DOMICILIO EN JR. RAU 260, BELLAVISTA, CALLAO, REPRESENTA:=================================
158,070 SUS PROPIAS ACCIONES.=======================================
61,355 ACCIONES DEL SR. GINO ARATA MALATESTA, CARTA PODER N° 51.==

EL SEÑOR JULIO KANASHIRO TOME, CON DOMICILIO EN CALLE 54 N-290 DPTO. 303, URBANIZACION CORPAC, SAN ISIDRO, OTORGA PODER AL SR. RENZO CANEPA CASTILLO, PARA QUE REPRESENTE:=====================
2,802 ACCIONES CARTA PODER N° 52.==================================

EL SEÑOR JOSE LUIS CACERES HUAMAN, CON DOMICILIO EN EPSILON MZ E LT. 51 URB. JUAN XIII, SAN BORJA, REPRESENTA:====================
3,308 SUS PROPIAS ACCIONES.===

EL SEÑOR JAVIER JOSE CARRION ZARATE, CON DOMICILIO EN AV. CASANAVE N° 453, COMAS, REPRESENTA:=====================================

886 SUS PROPIAS ACCIONES.=====================================

EL SEÑOR OSCAR DIAZ ALVARADO, CON DOMICILIO EN AV. SAN JUAN 933, SAN JUAN DE MIRAFLORES, REPRESENTA:================================
999 SUS PROPIAS ACCIONES.=====================================

LA SEÑORA IRAIDA JOSEFINA SALAS ZALCEDO, CON DOMICILIO EN AV. 13 DE ENERO MZ R LT. 19 , SAN JUAN DE LURIGANCHO, REPRESENTA:========
5,053 SUS PROPIAS ACCIONES.===================================

EL SEÑOR CESAR RIVERO FERNANDEZ, CON DOMICILIO EN GOZZELLI 417, SAN BORJA, REPRESENTA:=======================================
1,049 SUS PROPIAS ACCIONES.===================================

LA SEÑORA ANGELICA CANCHIS ALZAMORA DE MONTOYA, CON DOMICILIO EN AV. VICTOR CASTRO IGLESIAS 857, LIMA, REPRESENTA:================
793 SUS PROPIAS ACCIONES.=====================================

EL SEÑOR ALFREDO JULIAN VILLANUES PALACIOS, CON DOMICILIO EN ARAMBURU 755, SAN ISIDRO, REPRESENTA:==========================
4,532 SUS PROPIAS ACCIONES.===================================

EL SEÑOR JUAN MIGUEL BAKULA PATIÑO, CON DOMICILIO EN ARIAS ARAGÜEZ 133, SAN ANTONIO,MIRAFLORES, OTORGA PODER A LA SEÑORA GISELA IVETTE ESPINO MIRANDA.======================================
20,389 ACCIONES SEGUN PODER Nº 135.===========================

EL SEÑOR CARLOS FERREYROS ASPILLAGA, CON DOMICILIO EN PONTEVEDRA Nº 491 LA ESTANCIA, LA RINCONADA, REPRESENTA:====================
1'000,695 SUS PROPIAS ACCIONES.===============================
123,120 ACCIONES DE LA SEÑORITA SANDRA JIMENEZ TODE, CARTA PODER Nº 53.===
4,314 ACCIONES DEL SEÑOR JULIO POLO ANGELES, CARTA PODER Nº 54.===

5,614 ACCIONES DEL SEÑOR JESUS ZAVALETA MAMANI, CARTA PODER N° 55.

100 ACCIONES DE LA SEÑORITA LIZ ELIZABETH DE LA CRUZ QUISPE, CARTA PODER N° 56.==

100 ACCIONES DEL SEÑOR CARLOS ANDRES DE LA CRUZ QUISPE, CARTA PODER N° 57.==

192 ACCIONES DE LA SEÑORA FERMINA IGNACIA QUISPE DE DE LA CRUZ, CARTA PODER N° 58.==

517 ACCIONES DEL SEÑOR SOLITARIO RAMOS QUISPE, CARTA PODER N° 59.=

411 ACCIONES DEL SEÑOR CESAR ACOSTA VILLACORTA, CARTA PODER N° 60.

6,278 ACCIONES DEL SEÑOR CARLOS EMILIO RIOS VASQUEZ, CARTA PODER N° 61.==

186,470 ACCIONES DEL SEÑOR JAIME FERREYROS ASPILLAGA, CARTA PODER N° 62.==

2,685 ACCIONES DEL SEÑOR JAIME ALISTAIR FERREYROS SALCHLI, CARTA PODER N° 63.==

11,814 ACCIONES DEL SEÑOR JOSE DE PIEROLA BALTA, CARTA PODER N°64.

54,356 ACCIONES DEL SEÑOR GONZALO DE LA FUENTE LAVALLE, CARTA PODER N° 65.==

962,376 ACCIONES DE LA SEÑORA VICTORIA FERREYROS DE ARRARTE, CARTA PODER N° 66.==

19,729,876 ACCIONES DE LOS SEÑORES HORSESHOE BAY LIMITED, CARTA PODER N° 67.==

11,814 ACCIONES DE LA SEÑORA CARMEN ESTELA BARRENECHEA QUIJANDRIA, CARTA PODER N° 68 ==

11,814 ACCIONES DE LA SEÑORA ELENA GUADALUPE BARRENECHEA QUIJANDRIA, CARTA PODER N° 69.==

11,814 ACCIONES DE LA SEÑORA MARTHA BARRENECHEA QUIJANDRIA, CARTA PODER N° 70.==

11,814 ACCIONES DE LA SEÑORA TERESA BARRENECHEA QUIJANDRIA DE MANRIQUE, CARTA PODER N° 71.==

37,440 ACCIONES DE LA SEÑORA MARIA DEL PILAR DIEZ GALLO GRANADINO, CARTA PODER N° 72.==

105,145 ACCIONES DE LA SEÑORA FERNANDA TACCONI DE ARBOCCO, CARTA

PODER Nº 73.==

1,438,065 ACCIONES DEL SEÑOR ALFREDO FERREYROS GAFFRON, CARTA PODER Nº 74.==

12,841 ACCIONES DE LA SEÑORITA MARIA ESCUDERO PINO, CARTA PODER Nº 75.==

6,011 ACCIONES DEL SEÑOR FLORENTINO CHACON CALLAS, CARTA PODER Nº 76.==

1,036,001 ACCIONES DE LA SEÑORA ANA TERESA FERREYROS DE LOREDO, CARTA PODER Nº 77.==

1,530,746 ACCIONES DE LA SEÑORA CARMEN ALVAREZ CALDERON DE FERREYROS, CARTA PODER Nº 78.==

4,827,189 ACCIONES DE LOS SEÑORES HIBISCUS CAPITAL LTD. CARTA PODER Nº 79.==

13,993 ACCIONES DEL SR. GONZALO LOPEZ DE ROMAÑA, CARTA PODER Nº80.

56 ACCIONES DEL SR. PABLO HERMITAÑO TITO SIERRA, CARTA PODER Nº 81

5,164 ACCIONS DEL SEÑOR EMILIO UCEDA LIÑAN, CARTA PODER Nº 82.====

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN BELLO HORIZONTE Nº 401, LA MOLINA, REPRESENTA:==

1,640,524 SUS PROPIAS ACCIONES.==

4,163 ACCIONES DEL SEÑOR JUAN PRADO BUSTAMANTE, CARTA PODER Nº 83.

224,418 ACCIONES DE LA SEÑORA URSULA BUSTAMANTE DE TEALDO, CARTA PODER Nº 84.==

1,552,345 ACCIONES DE LOS SEÑORES MUSGRAVE FINANCE INCORPORATED, CARTA PODER Nº 85.==

1,176,221 ACCIONES DEL SEÑOR PEDRO FERNANDEZ ESCUZA, CARTA PODER Nº 86.==

5,990 ACCIONES DEL SEÑOR FAUSTO BARRIO DE MENDOZA POLO, CARTA PODER Nº 87.==

1,382 ACCIONES DEL SEÑOR DEMETRIO LOVERA CHACALIAZA, CARTA PODER Nº 88.==

1,782 ACCIONES DE LA SEÑORA SILVIA NECIOSUP DE RICO, CARTA PODER Nº 89.==

471 ACCIONES DEL SEÑOR LINO SOTO BELLO, CARTA PODER N° 90.========

637 ACCIONES DE LA SEÑORITA YADDIRA AMANDA GUTIERREZ SOTO, CARTA PODER N° 91.==

6,928 ACCIONES DEL SR. WILFREDO VENEGAS CORONADO, CARTA PODER N°92

970 ACCIONES DE LA SEÑORA KARIN PRADO DE VALLEJO, CARTA PODER N°93

4,083 ACCIONS DEL SEÑOR JOSE ANTONIO AGUAYO, CARTA PODER N° 94.===

16,173 ACCIONES DEL SR. TEOBALDO ZAVALAGA REYES, CARTA PODER N° 95

56 ACCIONES DE LA SRA. CARMEN VALDIVIA ZEGARRA, CARTA PODER N° 96.

6,161 ACCIONES DEL SEÑOR RICARDO LAMA OVALLE, CARTA PODER N° 97.==

1,669 ACCIONES DEL SEÑOR CRISOLOGO LLALLICO VASQUEZ, CARTA PODER N° 98==

646 ACCIONES DE LA SEÑORA VICTORIA R. ALEGRE VDA. DE SEGURA, CARTA PODER N° 99.==

29,963 ACCIONES DE LA SEÑORA RENEE ORTIGOSA DE CHIARELLA, CARTA PODER N° 100.==

2,401 ACCIONES DEL SEÑOR VICTORIANO TERRONES SANTA CRUZ, CARTA PODER N° 101.==

148,162 ACCIONES DE LA SEÑORA ISABEL FERREYROS DE MIRO QUESADA, CARTA PODER N° 102.======================================

163 ACCIONES DEL SEÑOR JOSE LOPEZ REY SANCHEZ, CARTA PODER N° 103.

56 ACCIONES DE LA SEÑORA NANCY MARLENE MESTANZA CORREA, CARTA PODER N° 104.==

17,912 ACCIONES DE LOS SEÑORES PERCY HUGO MORENO HERRERA Y MORENO BARRERA GUSTAVO CARTA PODER N° 105.=========================

708 ACCIONES DEL SEÑOR GUSTAVO MORENO BARRERA, CARTA PODER N° 106.

1,895 ACCIONES DEL SEÑOR ROLANDO JUAN JARA MORILLO, CARTA PODER N° 107.==

395,475 ACCIONES DEL SEÑOR JOSEPH ERIC DIAZ, CARTA PODER N° 108.==

156,691 ACCIONES DE LOS SEÑORES CIA. DE INVERSIONES Y GESTIONES S.A., CARTA PODER N° 109.=================================

183 ACCIONES DEL SEÑOR JOSE ENRIQUE FREYRE ROMAN, CARTA PODER N° 183.==

74 ACCIONES DE LA SEÑORA PATRICIA ELIZABETH BARRON GUILLEN, CARTA

PODER N° 111.===

10,000 ACCIONES DE LA SEÑORA ELISA LUKIS DE LA HUERTA, CARTA PODER No. 112.===

90,013 ACCIONES DEL SEÑOR VICTOR ASTETE PALMA, CARTA PODER N° 113.

66,005 ACCIONES DEL SEÑOR JOSE MONTOYA RAMIREZ DEL VILLAR, CARTA PODER N° 114.===

149,195 ACCIONES DE LA SEÑORA ELENA DIAZ DEL OLMO DE MONTOYA, CARTA PODER N° 115.===

18,469 ACCIONES DE LA SEÑORA ROSA DE LAS CASAS DE VASQUEZ, CARTA PODER N° 116.===

2,956,286 ACCIONES DE LOS SRS. GONDOMAR S.A., CARTA PODER N° 117.=

4,575,300 ACCIONES DE LOS SEÑORES INVERSIONES VARESLI S.A., CARTA PODER N° 118.===

3,306,796 ACCIONES DE LOS SEÑORES INTERNATIONAL MACHINERY CO. S.A., CARTA PODER N° 119.===

1,468 ACCIONES DEL SEÑOR ANDRES RICARDO OLCESE CASTRO, CARTA PODER N° 120.===

449 ACCIONES DEL SEÑOR ASIER JOSU CILLONIZ PARODI, CARTA PODER N° 121.===

163 ACCIONES DEL SEÑOR GONZALO AUGUSTO VALERA CARBALHO, CARTA PODER N° 122.===

100,389 ACCIONES DE LOS SRS. FERREYROS S.A.A., CARTA PODER N° 123.

56 ACCIONES DEL SEÑOR ANDRES RICARDO GAGLIARDI WAKEHAM, CARTA PODER N° 124.===

118 ACCIONES DEL SR. ALVARO DE QUESADA GARCIA, CARTA PODER N° 125.

561 ACCIONES DEL SEÑOR HUBERTO CANO BARRERA, CARTA PODER N° 126.==

150 ACCIONES DE LA SEÑORA MAGNOLIA CABELLOS ZAGACETA, CARTA PODER N° 127.===

1,516 ACCIONES DEL SEÑOR JAIME MELGAR DELGADO, CARTA PODER N° 128.

898 ACCIONES DEL SEÑOR JUAN VELA GARCIA, CARTA PODER N° 129.=======

118 ACCIONES DEL SEÑOR EDUARDO TAGLE RAMIREZ, CARTA PODER N° 130.=

4,305 ACCIONES DEL SEÑOR EVARISTO DURAN ECHEVARRIA, CARTA PODER No. 131.===

3,771 ACCIONES DEL SEÑOR FEDERICO DELGADO FERNANDEZ, CARTA PODER N° 132.==

1,155 ACCIONES DE LA SEÑORA ROSA CHECA ESPINOZA, CARTA PODER N° 133.==

2,329 ACCIONES DE LA SEÑORA AMELIA ELIZABETH CHAVEZ SORIANO, CARTA PODER N° 134.==

LA SEÑORA ELSA GLORIA DAVILA DAVILA, CON DOMICILIO EN CALLE LOS RUBIES MZ L, LT. 14 URB . SAN EULOGIO, COMAS, REPRESENTA:==========

4,026 SUS PROPIAS ACCIONES.==

EL SEÑOR LUIS BRACAMONTE LOAYZA, CON DOMICILIO EN CALLE IGUAZU 137, URB. RINCONADA DEL LAGO, LA MOLINA, REPRESENTA:==============

193 SUS PROPIAS ACCIONES.==

LA SEÑORA TOMASA ISABEL AVILA AROSEMENA, CON DOMICILIO EN CONDOMINIO EL REMANSO DE SANTA CLARA, ATE, REPRESENTA:============

1,435 SUS PROPIAS ACCIONES.==

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN BELLO HORIZONTE N° 401, LA MOLINA, REPRESENTA:=====================================

5,434 ACCIONES DEL SR. HERNAN BARRETO BOGGIO, CARTA PODER N° 136.=

20,634 ACCIONES DE LOS SEÑORES UNIVERSIDAD DEL PACIFICO, CARTA PODER N° 137.==

11,814 ACCIONES DEL SEÑOR OSCAR FERNANDO ZAMALLOA CHIRINOS, CARTA PODER N° 138.==

EN LIMA, A LAS 11:00 am. DEL DIA VEINTISEIS DE MARZO DE DOS MIL OCHO, SE CERRO EL REGISTRO DE ACCIONES PARA LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FERREYROS S.A.A., HABIENDO SIDO DEBIDAMENTE REGISTRADAS 281'194,109 ACCIONES DE LAS CUALES 204'806,185 SON REPRESENTADAS POR SUS PROPIETARIOS Y 76'387,924 POR PODERES OTORGADOS PARA ESTA JUNTA. EN CONSECUENCIA SE HA SUPERADO EL QUORUM REQUERIDO PARA LA JUNTA GENERAL OBLIGATORIA

ANUAL EN 128´580,857 ACCIONES.==================================
EL PRESIDENTE DE LA JUNTA ABRIO LA SESION, COMPROBANDO QUE SE ENCONTRABAN REPRESENTADAS 281´194,109 ACCIONES, REGISTRADAS DE ACUERDO A LO DISPUESTO EN EL ARTICULO 256° DE LA LEY GENERAL DE SOCIEDADES, LAS CUALES EQUIVALIAN AL 92.13% DEL CAPITAL SOCIAL DE LA EMPRESA, SUPERANDOSE AMPLIAMENTE EL QUORUM REQUERIDO POR EL ESTATUTO SOCIAL Y LA LEY GENERAL DE SOCIEDADES. EN CONSECUENCIA, DECLARO QUE PODIA SESIONAR VALIDAMENTE LA JUNTA CONVOCADA POR EL DIRECTORIO EN SU SESION DEL 27 DE FEBRERO ULTIMO, PARA EFECTOS DE ADOPTAR ACUERDOS SOBRE LOS SIGUIENTES ASUNTOS MATERIA DE LA CONVOCATORIA:===

1. EXAMEN Y APROBACION DE LA MEMORIA 2007 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.=========================
2. DISTRIBUCION DE UTILIDADES.==================================
3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DEL EXCEDENTE DE REVALUACION.=================================
4. MODIFICACION DEL ART. 5 DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.===
5. ELECCION DE DIRECTORIO PARA EL PERIODO 2008-2011.============
6. NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2008.=====

EL PRESIDENTE PROCEDIO POR TANTO, A DAR INICIO A LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DEJANDO CONSTANCIA QUE SE CELEBRABA EN PRIMERA CONVOCATORIA.============================

(..)

3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y EXCEDENTE DE REVALUACION ==

EL PRESIDENTE MANIFESTO QUE EL DIRECTORIO EN SU SESION DEL 27 DE FEBRERO DE 2008 HABIA ACORDADO RECOMENDAR A LA JUNTA LA CAPITALIZACION DEL SALDO DE LAS UTILIDADES DE LIBRE DISPOSICION LUEGO DE APROBADO EN EL PUNTO ANTERIOR EL DIVIDENDO EN EFECTIVO. DICHO SALDO ASCIENDE A LA SUMA DE S/. 74´055,595.06. ADICIONALMENTE INDICO QUE EL DIRECTORIO TAMBIEN PROPUSO LA CAPITALIZACION DEL EXCEDENTE DE REVALUACION POR LA CANTIDAD DE S/. 5´751,978.94, CON LA FINALIDAD DE INCREMENTAR EL CAPITAL SOCIAL DE

LA EMPRESA. EL PRESIDENTE INVITO AL GERENTE GENERAL A EXPLICAR EL DETALLE DE LAS PARTIDAS QUE EL DIRECTORIO PROPONE CAPITALIZAR.====

EL GERENTE GENERAL PRESENTO A CONTINUACION LAS CIFRAS QUE SE PROPONE CAPITALIZAR Y EL NUMERO DE ACCIONES A EMITIR COMO RESULTADO DE LA CAPITALIZACION:====================================

UTILIDAD NETA --	S/. 127'050,548.59
MENOS: RESERVA LEGAL ------------------------------	S/. 12'705,055.00
UTILIDAD DE LIBRE DISPOSICION ----------------------	S/. 114'345,493.59
ENTREGA DE DIVIDENDOS EN EFECTIVO ---------------	S/. 40'289,898.53
IMPORTE DE UTILIDADES A CAPITALIZAR -------------	S/. 74'055,595.06
MAS EXCEDENTE DE REVALUACION CAPITALIZABLE -----	S/. 5'751,978.94
TOTAL A CAPITALIZAR ----------------------------------	S/. 79'807,574.00
ENTRE VALOR NOMINAL DE LA ACCION -----------------	S/. 1.10
NUMERO DE ACCIONES A EMITIR ------------------------	72'552,340 ACCIONES

INDICO QUE LA EMISION DE ACCIONES REPRESENTA UN BENEFICIO POR ACCION DE S/. 0.26147 O 23.77%.====================================

A CONTINUACION EL GERENTE GENERAL MOSTRO EL CAMBIO EN LAS CUENTAS PATRIMONIALES COMO RESULTADO DE LOS DOS ACUERDOS ANTERIORES:=======

ESTADO DE CAMBIOS EN EL PATRIMONIO DESPUES DE DISTRIBUCION DE UTILIDADES Y CAPITALIZACION ====================================

	NUMERO DE ACCIONES	CAPITAL S/.	EXCEDENTE REVALUAC. S/.	RESERVA LEGAL S/.	RESULTADO DEL EJERC. S/.
SALDOS AL 31-12-07	305,226,504	335,749,154.40	15,937,048.00	19,055,886.00	127,050,548.59
DETRACCION DE RESERVA LEGAL				12.705.055.00	-12.705.055.00
TRANSF EXCEDENE DE REVALUA.			-5.751,978.94		
DIVIDEDOS EN EFECTIVO					-40.289.898.53
CAPITALIZACION	72,552,340	79,807,574.00			-74.055,595.06
SALDOS DESPUES DE DISTRIBUCION DE UTILIDADES Y CAPITALIZACION	377,778,844	415,556,728.40	10,185,069.06	31,760,941.00	0.00

FINALIZO EL GERENTE GENERAL MOSTRANDO COMO QUEDARIA CONFORMADO EL PATRIMONIO DE LA SOCIEDAD:====================================

NUEVA ESTRUCTURA DEL PATRIMONIO ====================================

(EN NUEVOS SOLES) ------------------------------------	S/. ---
CAPITAL SOCIAL REGISTRADO ----------------------------	415.556.728,40
RESERVA LEGAL ---	31.760.941,00
EXCEDENTE DE REVALUACION ----------------------------	10.185.069,06

RESULTADOS ACUMULADOS -- 0.00
TOTAL PATRIMONIO -- **457.502.738.46**

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS Y DESPUES DE UNA DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA CAPITALIZACION DE S/. 79'807,574.00 Y LA CONSECUENTE EMISION DE 72'552,340 NUEVAS ACCIONES DE UN VALOR NOMINAL DE S/. 1.10.=========================

FINALMENTE EL PRESIDENTE SEÑALO QUE LA EMISION DE NUEVAS ACCIONES POR CAPITALIZACION, NO DARA LUGAR A PAGO ALGUNO DE IMPUESTOS POR PARTE DE LA EMPRESA NI DE LOS ACCIONISTAS.=========================

4. MODIFICACION DEL ART. 5 DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.=========================

EL PRESIDENTE MANIFESTO QUE AL MODIFICARSE EL CAPITAL SOCIAL DE LA SOCIEDAD, DEBERA PROCEDERSE A MODIFICARSE EL ART. 5 DEL ESTATUTO SOCIAL, EL CUAL A LA LETRA DEBERA DECIR:=========================

"ARTICULO QUINTO: EL CAPITAL DE LA SOCIEDAD ES DE S/. 415'556,728.40, DIVIDIDO EN 377'778,844 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".===============

DESPUES DE UNA BREVE DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.=========================

5. ELECCION DE DIRECTORIO PERIODO 2008-2011.=========================

EL PRESIDENTE MANIFESTO QUE HABIENDO CONCLUIDO EL PERIODO DE VIGENCIA DEL DIRECTORIO, DE ACUERDO A LA ELECCION EFECTUADA EN LA JUNTA GENERAL DE ACCIONISTAS DEL 22 DE MARZO DE 2005, DEBIA PROCEDERSE A NOMBRAR AL NUEVO DIRECTORIO, PARA LO CUAL DIO LECTURA A LOS ARTICULOS TRIGESIMO PRIMERO Y TRIGESIMO SEGUNDO DEL ESTATUTO SOCIAL QUE SEÑALAN LO SIGUIENTE:=========================

ART. 31° =========================

"EL DIRECTORIO SE COMPONDRA DE NO MENOS DE OCHO NI MAS DE DOCE MIEMBROS. LA JUNTA DETERMINARA EL NUMERO DE DIRECTORES A ELEGIRSE PREVIAMENTE A LA ELECCION. NO PODRA SER DIRECTOR QUIEN TENGA CARGO O VINCULACION CON EMPRESAS COMPETIDORAS, A CONSIDERACION DEL DIRECTORIO".=========================

ART. 32° =========================

"LOS DIRECTORES SERAN ELEGIDOS POR EL TERMINO DE 3 AÑOS, PUDIENDO SER REELEGIDOS. CONTINUARAN EN SUS CARGOS AUNQUE HUBIESE CONCLUIDO SU PERIODO MIENTRAS NO SE PRODUZCA NUEVA ELECCION Y LOS ELEGIDOS ACEPTEN EL CARGO".==

INDICO EL PRESIDENTE QUE EL DIRECTORIO EN SU SESION DEL 27 DE FEBRERO ACORDO RECOMENDAR A LA JUNTA MANTENER EN OCHO EL NUMERO DE DIRECTORES E INVITO A LOS SEÑORES ACCIONISTAS A PROPONER LOS CANDIDATOS PARA EL DIRECTORIO POR EL PERIODO 2008-2011.==========

EN RESPUESTA A ESTA SOLICITUD, EL SEÑOR EDUARDO HERRERA, EN REPRESENTACION DE LOS VOTOS DE LAS AFP´S PROPUSO LA REELECCION DE LOS SEÑORES ALDO DEFILIPPI TRAVERSO, HERNAN BARRETO BOGGIO Y JUAN PRADO BUSTAMANTE.==

ASIMISMO, EL SEÑOR JOSE TAGLE REZZA, EN REPRESENTACION PROPIA Y CON LOS VOTOS ACUMULADOS EN LOS PODERES RESPECTIVOS DE LOS SEÑORES ACCIONISTAS CARLOS FERREYROS ASPILLAGA, OSCAR ESPINOSA BEDOYA, EDUARDO MONTERO ARAMBURU, ANDREAS VON WEDEMEYER KNIGGE, Y JUAN MANUEL PEÑA ROCA, PROPUSO QUE LOS SEÑORES CARLOS FERREYROS ASPILLAGA, EDUARDO MONTERO ARAMBURU, JUAN MANUEL PEÑA ROCA, ANDREAS VON WEDEMEYER Y OSCAR ESPINOSA BEDOYA, SEAN RATIFICADOS COMO DIRECTORES DE LA SOCIEDAD.===================================

EL SEÑOR LUIS MOREYRA FERREYROS EN REPRESENTACION PROPIA Y CON LOS VOTOS ACUMULADOS DE LOS ACCIONISTAS POR EL REPRESENTADOS, SECUNDO LA PROPUESTA DEL SEÑOR TAGLE.======================================

RESUELTAS LAS CONSULTAS Y NO HABIENDO NINGUN OTRO CANDIDATO DIFERENTE A LOS OCHO PROPUESTOS, LA JUNTA APROBO POR UNANIMIDAD MANTENER EN OCHO EL NUMERO DE DIRECTORES Y LOS NOMBRES PROPUESTOS PARA LA ELECCION DEL DIRECTORIO. EN RAZON DE ELLO, EL DIRECTORIO PARA EL PERIODO 2008-2011 QUEDARA CONFORMADO POR LOS SIGUIENTES DIRECTORES:==

1. HERNAN FRANCISCO BARRETO BOGGIO, IDENTIFICADO CON D.N.I. No. 10273946.==

2. ALDO RENATO DEFILIPPI TRAVERSO, IDENTIFICADO CON D.N.I. No. 10613167.==

3. OSCAR GUILLERMO ESPINOSA BEDOYA, IDENTIFICADO CON D.N.I. No.

07277264.==

4. CARLOS FERREYROS ASPILLAGA, IDENTIFICADO CON D.N.I. Nº 07272496
5. EDUARDO MONTERO ARAMBURU, IDENTIFICADO CON D.N.I. No. 08191212.
6. JUAN MANUEL PEÑA ROCA, IDENTIFICADO CON D.N.I. No. 08237290.===
7. JUAN MANUEL PRADO BUSTAMANTE, IDENTIFICADO CON DNI Nº 08271372.
8. ANDREAS VON WEDEMEYER KNIGGE, IDENTIFICADO CON DNI Nº 29232553.

6. NOMBRAMIENTO DE AUDITORES EXTERNOS ===========================

EL PRESIDENTE MANIFESTO QUE EN RELACION AL NOMBRAMIENTO DE AUDITORES EXTERNOS, EL DIRECTORIO HABIA PROPUESTO QUE AL IGUAL QUE EN EJERCICIOS ANTERIORES, DICHA FACULTAD SE DELEGARA EN EL DIRECTORIO, ASI COMO LA DETERMINACION DEL MONTO DE SUS HONORARIOS. LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.==========

DESIGNACION DE FUNCIONARIOS PARA LA FORMALIZACION DE LOS ACUERDOS.

SE APROBO POR UNANIMIDAD FACULTAR A LOS SEÑORES OSCAR GUILLERMO ESPINOSA BEDOYA, DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 07277264 Y MARIELA GARCIA DE FABBRI, DE NACIONALIDAD PERUANA, IDENTIFICADA CON D.N.I. No. 07834536, PARA QUE CUALQUIERA DE ELLOS, ACTUANDO INDIVIDUALMENTE, SUSCRIBA LA MINUTA Y LA ESCRITURA PUBLICA QUE FORMALIZA LOS ACUERDOS ANTERIORES.==================

SIENDO LAS 12.00 HORAS, SE DIO POR CONCLUIDA LA PRESENTE SESION Y TOMANDO EN CUENTA LA EXTENSION DE LOS TEMAS TRATADOS QUE DEBEN SER CUIDADOSAMENTE REFLEJADOS EN EL ACTA DE LA PRESENTE JUNTA, SE ACORDO POR UNANIMIDAD Y CON ARREGLO AL ARTICULO 30 DEL ESTATUTO, DESIGNAR AL PRESIDENTE, SEÑOR CARLOS FERREYROS ASPILLAGA, AL SECRETARIO, SEÑOR OSCAR GUILLERMO ESPINOSA BEDOYA Y A LOS ACCIONISTAS PRESENTES, SEÑORES JOSE TAGLE REZZA Y RAUL ORTIZ DE ZEVALLOS, PARA QUE CONJUNTAMENTE SUSCRIBAN EL ACTA RESPECTIVA.====

A CONTINUACION APARECEN CUATRO FIRMAS.===========================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS OCHO DIAS DEL MES DE ABRIL DEL AÑO DOS MIL OCHO.===

======================= **INSERTO: ASIENTO CONTABLE** ==================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

-----------------------C E R T I F I C O:-----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **DIARIO** PERTENECIENTE A: **FERREYROS S.A.A.**, LEGALIZADO POR ANTE NOTARIO DE LIMA DR. ORLANDO MALCA PEREZ, CON FECHA DIECISEIS DE FEBRERO DEL AÑO DOS MIL SIETE, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 32,298-2007, EN EL QUE SE ENCUENTRAN LOS ASIENTOS CONTABLES DEL TENOR LITERAL SIGUIENTE:===

================= **LIBRO DIARIO MES DE MAYO 2008** =================

57 EXCEDENTE DE REVALUACION --------- S/. 5'751,978.94 ------------

59 UTILIDADES RETENIDAS ---------------------------------- 5'751,978.94

PARA REGISTRAR TRANSFERENCIA DE EXCEDENTE DE REVALUACION DE TERRENOS A CUENTA DE UTILIDADES RETENIDAS ========================

59 UTILIDADES RETENIDAS ------------ S/. 40'289,898.53 ------------

45 DIVIDENDOS POR PAGAR -------------------------------- 40'289,898.53

POR DISTRIBUCION DE DIVIDENDOS EN EFECTIVO PROVENIENTES DE UTILIDADES RETENIDAS DEL EJERCICIO 2007, ACORDADO EN JUNTA GENERAL DE ACCIONISTAS DEL DIA 26 DE MARZO DE 2005.=====================

59 UTILIDADES RETENIDAS ----------- S/. 74'055,595.06 ------------

59 UTILIDADES RETENIDAS -------------- 5'751,978.94 ------------

50 CAPITALIZACION SOCIAL ---------------------------------- 79,807,574.00

CAPITALIZACION DE UTILIDADES RETENIDAS, QUE INCLUYE UTILIDAD PROVENIENTE DE EXCEDENTE DE REVALUACION, POR S/. 5'751,978.94 SEGUN LO ACORDADO EN JUNTA GENERAL DE ACCIONISTAS DEL DIA 26 DE MARZO DE 2008.===

5911 UTILIDADES RETENIDAS ---------- S/. 12'705,055.00 ------------

5821 RESERVA LEGAL -- 12'705,055.00

(FIRMADO): BERNARDO CHAUCA QUISPE - CONTADOR GENERAL - C.P.C. CON MAT. No. 19915 ===

ASI CONSTA DEL ASIENTO CONTABLE DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS OCHO DIAS DEL MES DE ABRIL DEL DOS MIL OCHO.==========

======================== **INSERTO AVISO** ========================

AVISO PUBLICADO EN EL DIARIO OFICIAL **"EL PERUANO"** EL DIA SABADO PRIMERO DE MARZO DEL AÑO DOS MIL OCHO, A FOJAS 04.================

================== **FERREYROS S.A.A.** ==================

========== **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** ==========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MIERCOLES 26 DE MARZO DE 2008, A LAS 11:00 AM. EN LA SEDE SOCIAL DE LA COMPAÑIA UBICADA EN EL JR. CRISTOBAL DE PERALTA NORTE N° 820, SURCO.==================

OBJETO DE LA CONVOCATORIA ==================

1. EXAMEN Y APROBACION DE LA MEMORIA 2007 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.==================
2. DISTRIBUCION DE UTILIDADES.==================
3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DEL EXCEDENTE DE REVALUACION.==================
4. MODIFICACION DEL ART. 5to. DEL ESTATUTO REFERIDO AL CAPITAL SOCIAL..==================
5. ELECCION DE DIRECTORIO PERIODO 2008-2011.==================
6. NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2008.=====

EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA LUNES 31 DE MARZO A LA MISMA HORA Y EN EL MISMO LUGAR.==================

LA DOCUMENTACION RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR DEL DIA DE HOY.==================

TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.==================

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA JR. CRISTOBAL DE PERALTA NORTE N° 820, SURCO (3er. PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.==========

DE ASISTIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 0800-13372 O 626-4254 SRA. AUGUSTA PONCE ZIMMERMANN.=====

LIMA, MARZO DE 2008 ==

EL DIRECTORIO ==

002-OP-169880-1 1V. 1 MARZO ==

==================== **INSERTO AVISO** ====================

AVISO PUBLICADO EN EL DIARIO **"EL COMERCIO"** EL DIA SABADO PRIMERO DE MARZO DEL AÑO DOS MIL OCHO, A FOJAS 63.========================

======================= **FERREYROS S.A.A.** =======================

========== **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** ==========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MIERCOLES 26 DE MARZO DE 2008, A LAS 11:00 AM. EN LA SEDE SOCIAL DE LA COMPAÑIA UBICADA EN EL JR. CRISTOBAL DE PERALTA NORTE N° 820, SURCO.==================

OBJETO DE LA CONVOCATORIA ==

1. EXAMEN Y APROBACION DE LA MEMORIA 2007 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.===========================

2. DISTRIBUCION DE UTILIDADES.====================================

3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DEL EXCEDENTE DE REVALUACION.==

4. MODIFICACION DEL ART. 5to. DEL ESTATUTO REFERIDO AL CAPITAL SOCIAL.==

5. ELECCION DE DIRECTORIO PERIODO 2008-2011.=====================

6. NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2008.=====

EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA LUNES 31 DE MARZO A LA MISMA HORA Y EN EL MISMO LUGAR.==

LA DOCUMENTACION RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR DEL DIA DE HOY.==

TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.============================

SERIE B Nº 7743861

CATORCE MIL CIENTO SESENTIUNO

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARA EN EL LOCAL DE LA COMPAÑIA JR. CRISTOBAL DE PERALTA NORTE Nº 820 SURCO (3er. PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATR HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.==========
DE ASISTIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA A TELEFONO 0800-13372 O 626-4254 SRA. AUGUSTA PONCE ZIMMERMANN.====
LIMA, MARZO DE 2008 ==
EL DIRECTORIO ==
========================== **C O N C L U S I O N** ====================
FORMALIZADO EL INSTRUMENTO, LA OTORGANTE SE INSTRUYO DE SU OBJETO POR LA LECTURA QUE DE TODO EL HIZO; DESPUES DE LO CUAL SE AFIRMA RATIFICA EN SU CONTENIDO, FIRMA E IMPRIME SU HUELLA DIGITAL, ANT MI, DE LO QUE DOY FE.===
SE INICIA Y CONCLUYE ESTE INSTRUMENTO EN EL PAPEL DE SEGURIDA NOTARIAL SERIE B, Nos. 7743837 Y 7743861 RESPECTIVAMENTE.========

....
MARIELA GARCIA FIGARI DE FABBRI

IMPRESION DACTILAR

09/04/
FECHA

SE CONCLUYE EL PROCESO DE FIRMA(S) DE ESTE INSTRUMENTO CON FECH NUEVE DE ABRIL DEL AÑO DOS MIL OCHO.==============================

NOTARIO

M.F.

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS

ZONA REGISTRAL Nº IX. SEDE LIMA
OFICINA REGISTRAL LIMA
Nº Partida: 11007355

INSCRIPCIÓN DE SOCIEDADES ANÓNIMAS
FERREYROS S.A.A.

REGISTRO DE PERSONAS JURÍDICAS
RUBRO : AUMENTO DE CAPITAL Y MODIF. DEL ESTATUTO
B00012

Por ESCRITURA PÚBLICA del 08/04/2008 otorgada ante NOTARIO JORGE EDUARDO ORIHUELA IBÉRICO en la ciudad de LIMA y por acuerdo adoptado en la **Junta de accionistas del 26.03.2008**, se aprobó: 1° El aumento del capital social en la suma de S/. 79´807,574.00 Nuevos Soles por la capitalización de utilidades y excedentes de revaluación; modificándose el artículo 5° del estatuto social en los términos siguientes: "**ARTÍCULO 5°**: El capital social es de S/. 415´556,728.40 *Nuevos Soles dividido en* 377´778,844 acciones de un valor nominal de S/. 1.10 Nuevo Sol, íntegramente suscrito y totalmente pagado.".- 2° Nombrar a los integrantes del **DIRECTORIO** *para el período* 2008-2011: **HERNAN FRANCISCO BARRETO BOGGIO** (DNI 10273946); **ALDO RENATO DEFILIPPI TRAVERSO** (DNI 10613167); **OSCAR GUILLERMO ESPINOSA BEDOYA** (DNI 07277264); **CARLOS FERREYROS ASPILLAGA** (DNI 07272496); **EDUARDO MONTERO ARAMBURU** (DNI 08191212); **JUAN MANUEL PEÑA ROCA** (DNI 08237290); **JUAN MANUEL PRADO BUSTAMANTE** (DNI 08271372); y **ANDREAS VON WEDEMEYER KNIGGE** (DNI 29232553).- *Libro de actas de juntas generales 08 legalizado ante* NOTARIO JORGE EDUARDO ORIHUELA IBÉRICO en la ciudad de LIMA *con fecha 08.03.2006 bajo el número 74,118*.- El título fue presentado el 10/04/2008 a las 02:12:19 PM horas, bajo el Nº 2008-00231461 del Tomo Diario 0492. Derechos cobrados S/. 3,521.00 nuevos soles con Recibo(s) Número(s) 00001960-14 00002585-15.- Lima, 21 de Mayo del 2008.

JAIME JAVIER VASQUEZ VILLAR
Registrador Público
Zona Registral Nº IX - Sede Lima

NOTARIA ORIHUELA IBERICO
Av. Camino Real Nº. 111 - 2do. Piso
San Isidro - Telefax : 440-5422
442-8897 - 442-2574 - 442-8907 - 442-6881
E-mail: notjeoi@terra.com.pe

Resolución del Superintendente Nacional de los Registros Públicos Nº 124-97-SUNARP

END